
07085290

2007 Annual Report
ecology and environment, inc.







An E & E engineer provides environmental oversight during construction of the 67-turbine Bliss Wind Farm in western New York.

Working Together, Finding Solutions℠

Ecology and Environment, Inc., ("E & E" or "the Company") is a broad-based environmental consulting firm whose underlying philosophy is to provide professional services so that globally sustainable economic and human development may proceed with minimum negative environmental impact. The Company offers a wide range of consulting services, including environmental planning, management, sustainability, and regulatory compliance support; pollution control engineering; and emergency preparedness. To provide these services, E & E employs specialists in over 100 separate disciplines in the physical, biological, social, and health sciences, plus all branches of engineering. We operate from 23 U.S. offices, and have subsidiaries and affiliates around the world with multi-lingual capability.

The Company's traditional services include environmental audits; environmental impact assessments (EIAs); geographic information systems (GISs) and data management; infrastructure planning; and terrestrial, aquatic, and marine surveys. In addition, we offer expertise in air quality management and pollution control; water supply and pollution control; public and occupational health; industrial hygiene; archaeology and cultural resources; and noise reduction. E & E provides services related to homeland security that include chemical, biological, and nuclear threat evaluation; countermeasure preparedness planning; counterterrorist training; emergency response; event recovery support; and public health impact evaluation. Our environmental sustainability services include the development of wind, solar, geothermal, and other renewable energy resources, green building evaluations, and software to help reduce single-occupancy vehicle transportation, all of which are designed to counteract contributions toward global warming. All of our services are available worldwide.

The paper used for this annual report is 100% recycled, 100% post-consumer waste, processed chlorine free, manufactured with Green-e® certified wind power, FSC certified, ancient forest friendly and printed with soy-based inks.

To Our Shareholders

E & E's revenues for fiscal year 2007 were $103.5 million, up 6% from the $98.1 million we reported for fiscal year 2006. Net income for fiscal year 2007 was $3.1 million or $.73 per share, compared to $2.6 million or $.62 per share for the prior year. The Company's reported revenue for the fourth quarter of fiscal year 2007 was $28.6 million, an increase of 23% from the $23.3 million we reported for the fourth quarter of fiscal year 2006. Net income increased to $.16 per share for the fourth quarter of fiscal year 2007, up from the $.14 per share we reported for the prior year. All earnings-per-share figures reflect the effect of our 5% stock dividend payable August 1, 2007.

E & E's $5.4 million revenue increase in fiscal year 2007 was attributable mainly to increases in work performed by our majority-owned subsidiaries -- Walsh Environmental and E & E do Brasil. Walsh Environmental's revenues for fiscal year 2007 were $24.4 million, an increase of 36% from the $17.9 million reported in fiscal year 2006. This increase came primarily from its expanded activity in the energy and mining sectors. Fiscal year 2007 revenues from E & E do Brasil were $5.0 million, up $2.3 million or 85% over the prior year, due mainly to increased work in the public and private power industries. Offsetting these increases were reduced project revenues from the U.S. Department of Defense and from our contracts in the Middle East.

In January 2007, we sold E & E's interest in our Costa Rican shrimp farm operation. After deducting costs of the sale, we achieved an after-tax gain of approximately $553,000 or $.14 per share that is accounted for under "discontinued operations." The Company recognized a tax benefit of $510,000 or $.12 per share during the fourth quarter of fiscal year 2007 due to the completion of Internal Revenue Service audits for fiscal years 2004 through 2006.

Consolidated indirect costs increased $5.2 million during fiscal year 2007 as a result of revenue growth in subsidiaries, increased marketing and bid and proposal costs, and a more normalized staff utilization subsequent to our completing several projects related to hurricane recovery during fiscal year 2006. The increase in marketing and bid and proposal expense may be traced to our commitment to investing in significant future opportunities in green programs and the alternative and clean technology energy sectors.

During the fourth quarter of fiscal year 2007, E & E recognized a loss of $1.1 million ($146,000 after tax or $.03 per share) to reflect the estimated reduction in the value of the net assets of our Venezuelan subsidiary. This write-off was necessary due to the continuing deterioration in business and political conditions in Venezuela and the conclusion that we could no longer compete for contracts with the government-owned oil company, which was our primary client.

Financial Highlights

	Fiscal year ending July 31		
	2007	2006	Change
Revenue ('000s)	$103,490	$98,055	5.5%
Net income ('000s)	3,074	2,583	19.0%
Net income per common share from continuing operations	0.60	0.65	-7.7%
Net income per common share	0.73	0.62	17.7%
Cash dividends declared per common share	0.34	0.33	3.0%
Weighted average common shares outstanding			
Basic	4,194,673	4,180,287	0.3%
Diluted	4,261,623	4,188,278	1.8%

Note: the 2006 figures have been restated to give retroactive effect to the 5% stock dividend declared by the Company in July 2007.

For the past two years, E & E has been working as the environmental consultant to the joint venture design and construction team for the South Ferry Subway Terminal Structural Box construction project in Manhattan's Battery Park.



E & E's Role Expands in Supporting Power Production and Transmission

The Company has become a major supplier of environmental consulting services to the domestic alternative energy industry. For example, during fiscal year 2007, E & E and Walsh Environmental worked on several wind energy projects, including a post-construction habitat mitigation/monitoring plan and permitting for the Cabazon Wind Project; branding and Web site development for Third Planet Windpower, LLC; a third-party environmental impact report for Montezuma Wind Energy; environmental support for the Invenergy Wind Energy Project in California; site assessment/permitting for the Greenlight Energy Wind Farm and Cedar Creek Wind Farm in Colorado; and New York State Environmental Quality Review Act (SEQR) permit support for the Plum Island Wind Project, and project feasibility investigation for the Lake Erie Offshore Wind Farm, both in New York. E & E conducted a permit feasibility analysis/environmental assessment (EA) for the Happy Jack Wind Energy Facility in Wyoming; performed an EA for the Roughrider Wind Energy Facility in North Dakota; provided permit support for the Windy Point Wind Energy Project and an environmental impact statement (EIS) for the Windy Flats Wind Project in Washington State. We also conducted numerous wind energy site characterizations in Texas for a multinational energy company.



An E & E specialist discusses a planned petroleum project with an Ecuadorian Amazonian community on behalf of Andes Petroleum (Chinese National Oil Development Company and Sinopec).

The Company Provides Sustainable Energy Services Worldwide

Curtailing growth in oil consumption and carbon emissions has become an important economic, political, and environmental issue in the U.S.A. and other industrialized nations. The Energy Policy Act of 2005 requires that 7.5-billion gallons (28.4-billion liters) of biofuels enter the nation's fuel supply by 2012. This has sparked accelerating investment in new production facilities. E & E is penetrating the market by providing the consulting services required by these plants. For example, we performed Phase I environmental audits and biological surveys, outlined the requirements for Phase II surveys, and prepared exemption permit applications for the proposed construction of ethanol and biodiesel production facilities in Boardman, Oregon.

In November 2006, E & E was commended by SUEZ Energy North America for our role in preparing the deepwater port (DWP) application for its proposed Calypso offshore liquefied natural gas (LNG) facility—located 8 miles (13 km) off the coast of Fort Lauderdale, Florida. The Calypso DWP will consist of two permanently anchored, submersible buoys designed to moor and unload conventional LNG carriers, as well as specially designed regasification vessels with onboard vaporization equipment.

Under a master services agreement with the American subsidiary of Petróleo Brasileiro, S.A., the Brazilian national oil company, E & E made progress on an EIA to support development of the deepwater Cascade and Chinook oil fields, located approximately 160 miles (257 km) off the Louisiana coast. Our subsidiaries, Gustavson Associates and Walsh Peru, are providing independent technical assistance to identify the eight most-promising, new onshore blocks for commercial development in Peru. Their work involves exploratory wells, airborne gravity and magnetic surveys, and the collection and interpretation of geochemical and seismic data.

E & E and our subsidiary, Gestion Ambiental Consultores, S.A./Ecology and Environment, Inc., are assisting with an EIA—sponsored by Codelco, SUEZ Energy, and Gas Atacama—to support LNG development at Port Mejillones in northern Chile. The project will create a supply of gas for existing and proposed power plants that have been impacted by Argentinean gas restrictions.

E & E Working on International Economic Development and Environmental Sustainability

In December 2006, E & E successfully completed a subcontract to support the necessary engineering and environmental field studies for road improvements in Mozambique's four northern provinces. In addition to identifying opportunities for improving the country's highways, our specialists addressed issues of social justice and environmental sustainability. We tapped the fluency of the staff from our Brazilian subsidiary, E & E do Brasil, as well as our in-house Portuguese-speaking specialists, in order to execute this quick-turnaround project.



Asian Development Bank meeting at a chemical plant in Wuhan City with our Chinese staff and plant personnel. E & E is supporting Chinese efforts to modernize the production process by reducing air and water pollution.

E & E do Brasil is performing a climate change project as part of a social and environmental site alternative analysis for a large industrial facility in three Brazilian states. In an effort to target emission reduction, the client requested that we incorporate "carbon sequestration potential" in our traditional social and environmental site alternative analysis. This methodology involves processes that remove carbon dioxide from the atmosphere to help mitigate global warming. We expect that this will become a very important factor in industrial and government siting studies for the foreseeable future, and are positioning all of E & E's resources to be able to provide the state-of-the-art professional services required to meet this growing demand.

E & E's Chinese operations received a boost recently due to our work for two major programs – one for the World Bank and the other for the Asian Development Bank. We are providing multiyear technical design, construction management, and training services for the Sichuan Urban Development Project, which encompasses sewerage and sanitation systems; sludge management facilities; and roads, embankments, and water quality improvements in four provincial cities. For the Shandong Hai River Basin Pollution Control Project, we are providing multifaceted support in the areas of sewerage, sludge management facilities, river water quality monitoring, utility management, financial and business planning, and technical training.

E & E Recognized at the 2006 ESRI Conference

The Company was recognized for "Special Achievement in Geography" at the 15,000-attendee, 2006 ESRI International User Conference, which acknowledged GIS innovations employing ESRI software. These include our award-winning, GreenRide© global ridesharing solution, which is based on ESRI's ArcWeb services platform; our development and large-scale deployment of extended ESRI portable device, internet mapping, and database system functionality for nationwide environmental mapping, monitoring, and assessment in Saudi Arabia and Kuwait; and several other creative solutions that are addressing client needs.

GreenRide® is a registered E & E trademark.

Government Work Continues for Federal, State, and Local Agencies

E & E information technology (IT) specialists worked at the U.S. Army's Fort Hood in Texas for two years to develop an innovative Web-based planning tool known as the Comprehensive Army Master Planning System (CAMPS). This tool makes planning information readily accessible to support day-to-day master planning and public works tasks being implemented within a dynamic, military mission environment. The program was described in the U.S. Army's January/February 2007 *Public Works Digest*.


CAT

E & E scientist surveying bank stabilization measures during construction as part of the McKinstry Creek stream restoration project.

Work progressed on E & E's multi-year, basic ordering agreement with the U.S. Army Corps of Engineers, Tulsa District. Completed task orders include a study in southern Louisiana to determine compliance with the Oil Pollution Act of 1990 and assessments in New Mexico's Pinos Altos Mining District. We began work on the Cochiti Phase II site assessment in New Mexico. We completed several assignments under our fourth contract with the Corps' Kansas City District; continued to monitor the cleanup of polychlorinated biphenyls (PCBs) in the upper Hudson River for the Corps' Kansas City District, on behalf of EPA Region 2; and completed several tasks at the Artesia Federal Law Enforcement Training Center for the Corps' Savannah District.

E & E's subsidiary, Gustavson Associates, recently signed a contract with the U.S. Department of the Interior to appraise over 300,000 acres (121,406 hectares) of surface and oil and gas rights for a proposed land and mineral exchange between the U.S. Government and Doyon, LLC, the native Alaskan corporation that owns the property rights within the Yukon Flats National Wildlife Refuge in Alaska's northeast quadrant.

In March 2007, E & E received a $2.5-million, 18-month extension to our contract with the Texas Commission on Environmental Quality to support the agency's Dry Cleaner Remediation Program. Our work consists of site investigations and subsurface evaluations to determine the nature and extent of chlorinated solvent contamination using concentrations/criteria established by the Texas Risk Reduction Program.

In April 2007, the New York State Department of Transportation awarded a new contract to E & E to develop the conceptual designs for the compensatory mitigation being conducted along Mansfield Creek in Cattaraugus County, as part of Segment 6 of our ongoing U.S. Route 219 project. We also began to develop a contingency response plan for New York City's Department of Environmental Protection that will enable it to effectively respond to a water supply emergency and ensure the continued delivery of potable water to the nation's largest city. We completed a yearlong study for the Town of Cortlandt, New York, to identify measures to enhance the Indian Point Nuclear Facility Evacuation Plan. The study focused on measures that town residents and local stakeholders could use in the event of a radiological or other emergency incident at the local nuclear power plant.

In other projects related to public health, E & E performed a statewide health resources capability assessment for the Ohio Hospital Association and a statewide burn/trauma capacity assessment for the Ohio Department of Health. We developed a hospital decontamination training program that included creation of a Web-based training portal, as well as the delivery of "hands on" training for the staffs of 34 hospitals on behalf of the Hospital Council of Northwest Ohio. In New York, E & E worked with Westchester County's health and emergency services departments to design, develop, and implement a program to provide direct mass prophylaxis treatment supplies to first responders for public health and safety incidents.

Carbon Footprints Being Reduced through GreenRide® Ridesharing

During the past year, considerable strides have been made by the E & E team that is marketing GreenRide®, E & E's proprietary program to encourage the use of other than single-occupancy automobiles for commuting and other transportation needs. E & E was recently awarded a grant from the New York State Energy Research and Development Authority (NYSERDA) to develop GreenRide® Flex-T℠, a new flexible transportation management system that provides mobility services to the disabled, elderly, and poor. We also installed major GreenRide® Metropolitan Edition systems for public use in Kansas City, Missouri; Lawrence, Kansas; Tulsa, Oklahoma; San Antonio and Austin, Texas; and Reno, Nevada. We recently received an order from PACE, the regional transportation system serving Chicago's six suburban counties, for a regional rideshare software system and related services. We installed GreenRide® Campus Edition systems at the University of Florida in Gainesville, University of Arkansas, Oklahoma State University, the University of Michigan in Ann Arbor, and Santa Barbara City College in California. In addition, the Company rolled out its GreenRide® Employer Edition with sales to a major electronic component manufacturer, a California construction company, several health maintenance organizations, the City of Dallas, Texas, and the Lower Colorado River Authority (for their own employees).

E & E sells this program by subscription, subject to periodic renewal, thereby providing continuous revenue stream opportunities from existing clients.

Best Workplace for Commuters

E & E's Dallas and San Francisco offices joined the ranks of Best Workplace for Commuters (BWC) based on their initiatives to provide employees with environmentally friendly alternatives for commuting to work. BWC is a public-private partnership between the U.S. Environmental Protection Agency (EPA), the U.S. Department of Transportation (DOT), and participating employers aimed at reducing pollution, commuting costs, and traffic congestion. The program encourages employers to meet the National Standard of Excellence as established under the direction of EPA and DOT. E & E's Buffalo and Houston offices were previously awarded BWC designations by EPA/DOT.

American Industry Becoming Serious about Environmental Sustainability

In an ironic twist since last year's annual report, there is evidence that business, rather than our federal government, is now leading domestic efforts to establish meaningful programs that reduce the environmental "footprint" of various economic entities. Similar trends have been observed in many other countries. Certainly, many business executives have come to realize that sustainable environmental concerns can provide new profit-making opportunities, not just new avenues for their corporations to incur added expense. E & E is well positioned to thrive in this changing environment.



Gerhard J. Neumaier,
Chairman and President



Under the Formerly Utilized Sites Remedial Action Program (FUSRAP), the Company investigated potential radionuclide contamination, using a downhole gamma survey, at the Sylvania site located in New York's Nassau County.

Selected Consolidated Financial Data

The financial statements presented below have been restated to give retroactive effect to the 5% stock dividend declared by the Company in July 2007. See note No. 9 to the *Notes to Consolidated Financial Statements* for additional information.

	Year ended July 31,				
	2007	2006	2005	2004	2003
	(In thousands, except share and per share amounts)				
Operating data:					
Revenues	$ 103,490	$ 98,055	$ 91,351	$ 110,623	$ 116,214
Income (loss) from operations	4,130	5,559	(1,970)	6,248	7,679
Income (loss) from continuing operations before income taxes and minority interest	4,578	5,709	(2,118)	6,252	7,531
Net income (loss) from continuing operations	$ 2,506	$ 2,723	$ (1,424)	$ 2,632	$ 3,790
Net income (loss) from discontinued operations	568	(140)	(163)	(231)	(4,992)
Net income (loss)	$ 3,074	$ 2,583	$ (1,587)	$ 2,401	$ (1,202)
Net income (loss) per common share: basic					
Continuing operations	$ 0.60	$ 0.65	$ (0.34)	$ 0.63	$ 0.90
Discontinued operations	0.13	(0.03)	(0.04)	(0.06)	(1.19)
Net income (loss) per common share: basic	$ 0.73	$ 0.62	$ (0.38)	$ 0.57	$ (0.29)
Net income (loss) per common share: diluted					
Continuing operations	$ 0.59	$ 0.65	$ (0.34)	$ 0.62	$ 0.90
Discontinued operations	0.13	(0.03)	(0.04)	(0.05)	(1.19)
Net income (loss) per common share: diluted	$ 0.72	$ 0.62	$ (0.38)	$ 0.57	$ (0.29)
Cash dividends declared per common share:					
Basic and Diluted	$ 0.34	$ 0.33	$ 0.32	$ 0.32	$ 0.31
Weighted average common shares outstanding:					
Basic	4,194,673	4,180,287	4,160,834	4,185,002	4,196,636
Diluted	4,261,623	4,188,278	4,160,834	4,243,304	4,196,636

	Year ended July 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share amounts)				
Balance sheet data:					
Working capital	$ 34,313	$ 28,306	$ 28,373	$ 27,993	$ 27,702
Total assets	71,206	69,152	57,305	62,504	76,382
Long-term debt	385	342	328	336	137
Shareholders' equity	40,913	37,627	36,284	39,383	38,378
Book value per share:					
Basic	$ 9.75	$ 9.00	$ 8.72	$ 9.41	$ 9.14
Diluted	$ 9.60	$ 8.98	$ 8.72	$ 9.28	$ 9.14

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating activities provided $5.6 million of cash during fiscal year 2007, compared to $8.8 million of cash reported in the prior year. Minority interest increased $1.9 million during fiscal year 2007 due to increased profits from Walsh Environmental and its subsidiaries located in Peru and Ecuador. Accounts payable increased $.9 million during fiscal year 2007 mainly due to increases in work performed by the Company's majority owned subsidiaries Walsh Environmental and E & E do Brasil and an increase in subcontract costs within the parent company during July 2007. The Company reported a write-off of $1.1 million in the fourth quarter of fiscal year 2007 to reflect the estimated reduction in the value of the net assets of their Venezuelan subsidiary. Income taxes receivable increased $1.4 million and income taxes payable decreased $.9 million during fiscal year 2007 mainly due to the tax benefits recognized on the write-off of the investment in Venezuela and a reduction in the Company's estimated tax liabilities as a result of the completion of audits. Other accrued liabilities decreased $1.7 million during fiscal year 2007 due to a decrease in billings in excess over revenue during the year. The Company purchased $1.3 million of new capital equipment compared to depreciation charges of $1.4 million during fiscal year 2007.

Financing activities consumed $3.5 million of cash during fiscal year 2007. The Board of Directors declared dividends of approximately $1.5 million or $.36 per share ($.34 per share after 5% stock dividend) during fiscal year 2007. The Company reported $769,000 in distributions to minority partners during the year. In the fourth quarter of fiscal year 2007, the Company repurchased $1.1 million of treasury stock, primarily due to the buying back of 81,000 shares of company stock held by the Company's Defined Contribution Plan. Long-term debt and capital lease obligations increased $192,000 mainly due to additional loans and capital leases held by the Walsh Environmental subsidiary, Walsh Peru.

The Company maintains an unsecured line of credit of $20.0 million with a bank at ½% below the prevailing prime rate. A second line of credit is available at another bank for up to $13.5 million, exclusively for letters of credit. There were two additional lines of credit established during fiscal year 2007. The Company established one for up to $5.0 million exclusively for letters of credit. Another line of credit was established at Walsh Environmental for up to $750,000 exclusively for working capital and letters of credit. The Company has outstanding letters of credit (LOC's) at July 31, 2007 in the amount of $1.3 million. These LOC's were obtained to secure advance payments and performance guarantees, primarily for contracts in the Middle East. After LOC's, there are no outstanding borrowings under the lines of credit and there is $38.0 million of line still available at July 31, 2007. There are no significant additional working capital requirements pending at July 31, 2007. The Company believes that cash flows from operations and borrowings against the line of credit will be sufficient to cover all working capital requirements for at least the next twelve months and the foreseeable future.

Results of Operations

Revenue

Fiscal Year 2007 vs 2006

Revenue for fiscal year 2007 was $103.4 million, an increase of 5% over the revenue reported in fiscal year 2006. The increase was mainly attributable to increases in work performed by E & E's majority owned subsidiaries Walsh Environmental and E & E do Brasil. Revenues from Walsh Environmental were $24.4 million for fiscal year 2007, an increase of 36% from the $17.9 million reported in fiscal year 2006. The increase in Walsh Environmental revenues was mainly attributable to increased activity in its energy and mining sectors. Revenues from E & E do Brasil were $5.0 million for fiscal year 2007, an increase of $2.3 million or 85% over the prior year due mainly to increased work in the public and private power industries. The Company's Chilean subsidiary, Gestion Ambiental Consultores (GAC), reported

Contractual Obligations

		Payments due by period			
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$ 477,466	$ 211,660	$ 144,629	$ 59,572	$ 61,425
Capital Lease Obligations	241,033	121,569	102,981	16,433	—
Operating Lease Obligations [1]	6,828,406	2,324,755	2,614,935	1,360,791	527,925
Total	$7,546,905	$2,657,984	$2,862,545	$1,437,026	$589,350

[1] Represents rents for office and warehouse facilities

revenues of $2.9 million during fiscal year 2007, an increase of $.9 million from the $2.0 million reported in fiscal year 2006. The increase in GAC revenues was due to increased activity in its gas and mining sectors. During fiscal year 2007, revenues from state clients of the parent company increased $.9 million from the $23.1 million reported during the prior year. The increase in state revenue was mainly attributable to an increase in work levels on contracts in New York and Washington. Offsetting these increases for fiscal year 2007 were reduced revenues from work performed on contracts in the Middle East and from various United States Federal government agencies, primarily the United States Department of Defense clients (DOD). Revenue from DOD clients of the parent company decreased $3.7 million during fiscal year 2007 due to a $10.6 million decrease in work performed on contracts associated with the relief efforts for the Gulf Coast hurricanes. The Company continues to work in the Gulf Coast Region on projects to restore the wetlands that were damaged by the hurricanes.

The Company reported an increase of $5.3 million in revenue during the fourth quarter of fiscal year 2007 attributable to increases in revenue from state clients of the parent company, Walsh Environmental and E & E do Brasil. Revenues from state clients were $7.1 million, a 37% increase from the $5.2 million reported in the fourth quarter of fiscal year 2006. The increase in state revenue was mainly attributable to an increase in work performed on contracts in New York. Walsh Environmental reported revenues of $6.8 million for the fourth quarter of fiscal year 2007, an increase of $2.0 million over the fourth quarter of the prior year. E & E do Brasil reported revenues of $1.6 million for the fourth quarter of fiscal year 2007, a 129% increase from the $.7 million reported in the fourth quarter of fiscal year 2006.

Fiscal Year 2006 vs 2005

Revenue for fiscal year 2006 was $98.1 million, up 7% from the $91.4 million reported in fiscal year 2005. The increase in revenue was attributable to increases in work with the United States Department of Defense (DOD) and commercial clients as well as from Walsh Environmental, one of its subsidiaries. Revenue from DOD clients was $19.0 million for fiscal year 2006, an increase of 56% from the $12.2 million reported in the prior year. The increase in DOD revenues was due to work performed on contracts associated with the relief efforts for hurricanes Katrina and Rita. These contracts contributed $11.6 million in revenue during fiscal year 2006. Revenues from commercial clients were $17.8 million during fiscal year 2006, an increase of $5.3 million from $12.5 million reported in fiscal year 2005. The increase in commercial revenues was attributable to increased activity on energy contracts related to LNG (Liquefied Natural Gas) and wind power. Walsh Environmental reported revenues of $16.8 million during fiscal year 2006, up 22% from the $13.8 million reported in the prior year. The increase in Walsh was mainly attributable to increased activity in the energy fields related to mineral reserve and exploration analysis Revenues from E & E do Brasil, one of the Company's subsidiaries, were $2.7 million during fiscal year 2006, an increase of 29% from $2.1 million reported in fiscal year 2005. Offsetting these increases were decreases in revenues from the contracts in Saudi Arabia and Kuwait. These contracts in the Middle East decreased $6.8 million or 59%. The contracts in Saudi Arabia are 100% complete and the contracts in Kuwait are substantially complete with only minor amounts of laboratory work continuing through December 2006. Revenues attributable to the Company's Superfund Technical Assessment and Response Team (START) contracts decreased $3.5 million during the fiscal year 2006. This decrease was due to the completion of the contracts in EPA Region III in June 2005 and EPA Region IX in December 2005. An extension was exercised on the EPA Region IX contract which extended its work through the middle of April 2006, however at a significantly reduced level. The Company was awarded a new START contract in EPA Region X in December 2005.

The increase in revenues for the fourth quarter of fiscal year 2006 was attributable to increases from commercial clients as well as Walsh Environmental. Revenues from commercial clients for the fourth quarter of fiscal year 2006 were $4.6 million, a 31% increase from the $3.5 million reported in the fourth quarter of fiscal year 2005. Walsh Environmental reported net income of $4.8 million for the fourth quarter of fiscal year 2006, an increase of $0.7 million over the fourth quarter of the prior year. Offsetting these increases were decreases in revenues from state clients as well as decreases in work on the Company's START contracts. Revenues from state clients for the fourth quarter of fiscal year 2006 decreased $1.2 million or 19% from the $6.4 million reported in the fourth quarter of fiscal year 2005. The decrease in state revenues was attributable to decreased work levels on contracts in New York and Oregon. Revenues attributable to the Company's START contracts decreased $1.0 million during the fourth quarter of fiscal year 2006.

Income From Continuing Operations Before Income Taxes and Minority Interest

Fiscal Year 2007 vs 2006

The Company's income from continuing operations before income taxes and minority interest was $4.6 million for fiscal year 2007, down 19% from the $5.7 million reported in fiscal year 2006. Gross margins increased during fiscal year 2007 due to an increase in higher margin work at the parent company and increased revenue at Walsh Environmental. Consolidated indirect costs increased $5.2 million during fiscal year 2007 as a result of revenue growth in subsidiaries, increased marketing and bid and proposal costs, and a more normalized staff utilization subsequent to the completion of the hurricane work in fiscal year 2006. Marketing and bid and proposal costs were $10.7 million for fiscal year 2007, an increase of $1.4 million from the $9.3 million reported in the prior year. The increase in marketing and bid and proposal work was due to an investment in significant future opportunities in the alternative and clean technology energy sectors. The Company continues to increase business development costs worldwide to capitalize on the global demands for energy and environmental infrastructure improvements in concert with heightened concerns over global warming. A write-off of $1.1 million ($146,000 after tax or $.03 per share) was recognized in the fourth quarter of fiscal year 2007 to reflect the estimated reduction in the value of the net assets of the Company's Venezuelan subsidiary. This write-off was necessary due to a continuing deterioration in business and political conditions in Venezuela and the conclusion that the Company could no longer compete for contracts with its primary client, the government owned oil company. Interest income was $543,000 for fiscal year 2007, up 151% from the $216,000 reported during the prior year. The increase in interest income is consistent with the increased cash generated by the Company from the completion of major projects and the sale of the shrimp farm.

The Company's loss from continuing operations before income taxes and minority interest was $175,000 for the fourth quarter of fiscal year 2007, down $1.7 million from the $1.5 million income reported in the fourth quarter of fiscal year 2006. The write-off of the Company's Venezuelan subsidiary in the amount of $1.1 million ($146,000 after tax or $.03 per share) reduced income in the fourth quarter of fiscal year 2007. Interest income increased $62,000 from the $82,000 reported during the fourth quarter of fiscal year 2006. Consolidated indirect costs increased $2.0 million during the fourth quarter of fiscal year 2007 as a result of a decrease in staff utilization at the parent company, an increase in marketing and bid and proposal costs, and costs associated with the continued revenue growth of Walsh Environmental and E & E do Brasil. Marketing and bid and proposal costs were $2.9 million for the fourth quarter of fiscal year 2007, up 26% from the $2.3 million reported in the fourth quarter of fiscal year 2006.

Fiscal Year 2006 vs 2005

The Company's income from continuing operations before income taxes and minority interest for fiscal year 2006 was $5.7 million, compared to the $2.1 million loss reported in the prior year. This increase was mainly due to increased revenues, increased staff utilization and the impairment of the Analytical Services Center (ASC) in fiscal year 2005. The increase in revenues and staff utilization were mainly attributable to an increase in work performed on contracts associated with the relief efforts for hurricanes Katrina and Rita as well as increased work in the Company's energy markets. As of the end of fiscal year 2006, the Company had completed the majority of the work on the relief effort contracts. The parent company's employee utilization increased 6% during fiscal year 2006, compared to fiscal year 2005. Management controlled consolidated indirect costs and maintained them at a level consistent with fiscal year 2005. Administrative and indirect costs were $24.9 million, an increase of $1.1 million from the $23.8 million reported during the prior year. The increase in administrative and indirect costs was mainly attributable to an increase in consolidated costs from Walsh Environmental associated with their increased staffing and revenues, as well as the implementation of a bonus plan for senior management. Marketing and related costs for fiscal year 2006 were $9.3 million, a decrease of $1.0 million from the $10.3 million reported during fiscal year 2005. The decrease in marketing and related costs was a result of the closing of the ASC in fiscal year 2005 and increased utilization of technical staff on direct project work. The Company recorded a $2.8 million pretax impairment loss on the ASC during the fiscal year 2005. Interest income increased $174,000 from the $42,000 reported during fiscal year 2005. This increase was a result of interest earned on cash generated by operations.

The Company's income from continuing operations before income taxes and minority interest for the fourth quarter of fiscal year 2006 was $1.5 million, compared to the $1.1 million of income reported in the fourth quarter of the prior year. Administrative and indirect costs were $6.5 million, an increase of $1.1 million from the $5.4 million reported during the fourth quarter of fiscal year 2005. The increase in administrative and indirect costs was a result of the completion of the contracts associated with hurricanes Katrina and Rita, an overall increase in the Company's technical staff, and an increase in consolidated costs from Walsh Environmental associated with their increased staffing and revenues. Marketing and related costs decreased $173,000 during the fourth quarter of fiscal year 2006. Interest income increased $72,000 from the $10,000 reported during the fourth quarter of fiscal year 2005.

Discontinued Operations

On January 9, 2007 the Company sold its interest in the shrimp farm in Costa Rica to the Roozen Group for $2,500,000 in cash. When the farm was closed in fiscal year 2003, the Company recorded an impairment charge. The previously unrecognized foreign translation loss in the amount of approximately $1.5 million has been accounted for in the computation of the current year gain on sale. There was a pretax gain on the sale of the farm of approximately $960,000 after deducting costs of the sale. This gain is included in the accompanying financial statements under discontinued operations.

Write-off of Investment in Venezuela

Due to a continuing deterioration in business and political conditions in Venezuela and the conclusion that, effective in June 2007, E & E's Venezuelan subsidiary would no longer be able to compete for contracts with its primary client, the government owned oil company, the Company evaluated its investment in its Venezuelan subsidiary for possible write-off. The Company ultimately made a decision to close its subsidiary in Venezuela effective as soon as possible. This final decision was made by the president of E & E on September 12, 2007. The cessation of business in Venezuela will result in termination benefits for employees and other charges. Termination costs will be estimated according to in-country regulations. The Company recognized a write-off of $1.1 million ($146,000 after tax or $.03 per share) in the fourth quarter of fiscal year 2007 to reflect the estimated reduction in the value of the net assets of the Company's Venezuelan subsidiary. The tax benefit of the write-off was increased due to the excess of the tax basis over the accounting basis in the subsidiary, largely attributable to the net losses of the subsidiary which were previously recognized for financial reporting purposes, without U.S. income tax benefit.

Income Taxes

The estimated effective tax rate for fiscal year 2007 was 2.3%, down from the 37.6% reported for fiscal year 2006. This is primarily due to the reversal of tax reserves due to settlement of income tax audits, tax benefits on the write-off of the investment in Venezuela, increases in the percentage of total income (from "pass-through" entities) attributable to minority partners, and the effect of lower tax rates in South America relative to the U.S.

The effective tax rate for fiscal year 2006 has decreased from (80.9%) to 37.6% due to a re-evaluation of tax contingencies, a reduction in the benefit from the Extra-territorial Income Exclusion (EIE), and a decrease in the percentage of total income attributable to minority partners in 2006.

American Jobs Creation Act of 2004

In October 2004, Congress passed, and the President signed into law, the American Jobs Creation Act of 2004 (the "Act"). Some key provisions of the act affecting the Company were the repeal of the United States export tax incentive known as the EIE and the implementation of a domestic manufacturing deduction. The EIE is phased out over the calendar years 2005 and 2006 with an exemption for binding contracts with unrelated persons entered into before September 18, 2003. These phase-out provisions will allow the Company to maintain an EIE deduction at a reduced amount through fiscal year 2007. The Company will accrue some benefits from the domestic manufacturing deduction, although such benefits are not material. Under the Act's repatriation provisions, the Company repatriated approximately $62,000 and $77,000 during fiscal years 2007 and 2006, respectively.

Recent Accounting Pronouncements

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement of the income statement–including the reversing effect of prior year misstatements--but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to August 1, 2006, the Company utilized the roll-over method for quantifying identified financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of August 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

The Company elected to record the effects of applying SAB 108 using the "cumulative effect" transition method and recorded an adjustment to reduce retained earnings by $302,000 in the first quarter of fiscal year 2007. However, upon subsequent review, the Company concluded that $326,357 of this entry could have been corrected by recording other balance sheet only adjustments, not affecting retained earnings. This correction would result in a net increase in retained earnings of $24,357 and can no longer be deemed material enough to be recorded as a cumulative effect adjustment. Therefore, the Company has reversed the cumulative effect adjustment recorded in the first quarter and reflected the remaining $24,357 as corrections to cost of operations and minority interest expense.

In June 2006, the FASB issued FIN 48, an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The Company is required to adopt FIN 48 in the fiscal year ended July 31, 2008. The Company is currently evaluating the impact of FIN 48 on its financial statements and anticipates the impact to be immaterial.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurement" (FAS 157), which established a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Company is assessing the impact that the adoption of FAS 157 will have on its financial statements.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (FAS 159). The fair value option established by FAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. FAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently assessing the impact of FAS 159 on its financial statements.

Critical Accounting Policies and Use of Estimates

Management's discussion and analysis of financial condition and results of operations discuss the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, income taxes, impairment of long-lived assets and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company's revenues are derived primarily from the professional and technical services performed by its employees or, in certain cases, by subcontractors engaged to perform on under contracts we enter into with our clients. The revenues recognized, therefore, are derived from our ability to charge clients for those services under the contracts.

The Company employs three major types of contracts: "cost-plus contracts," "fixed-price contracts" and "time-and-materials contracts." Within each of the major contract types are variations on the basic contract mechanism. Fixed-price contracts generally present the highest level of financial and performance risk, but often also provide the highest potential financial returns. Cost-plus contracts present a lower risk, but generally provide lower returns and often include more onerous terms and conditions. Time-and-materials contracts generally represent the time spent by our professional staff at stated or negotiated billing rates.

Fixed price contracts are accounted for on the "percentage-of-completion" method, wherein revenue is recognized as project progress occurs. Time and material contracts are accounted for over the period of performance, in proportion to the costs of performance, predominately based on labor hours incurred. If an estimate of costs at completion on any contract indicates that a loss will be incurred, the entire estimated loss is charged to operations in the period the loss becomes evident.

The use of the percentage-of-completion revenue recognition method requires the use of estimates and judgment regarding the project's expected revenues, costs and the extent of progress towards completion. The Company has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that completion costs may vary from estimates.

Most of our percentage-of-completion projects follow a method which approximates the "cost-to-cost" method of determining the percentage of completion. Under the cost-to-cost method, we make periodic estimates of our progress towards project completion by analyzing costs incurred to date, plus an estimate of the amount of costs that we expect to incur until the completion of the project. Revenue is then calculated on a cumulative basis (project-to-date) as the total contract value multiplied by the current percentage-of-completion. The revenue for the current period is calculated as cumulative revenues less project revenues already recognized. The recognition of revenues and profit is dependent upon the accuracy of a variety of estimates. Such estimates are based on various judgments we make with respect to those factors and are difficult to accurately determine until the project is significantly underway.

For some contracts, using the cost-to-cost method in estimating percentage-of-completion may overstate the progress on the project. For projects where the cost-to-cost method does not appropriately reflect the progress on the projects, we use alternative methods such as actual labor hours, for measuring progress on the project and recognize revenue accordingly. For instance, in a project where a large amount of equipment is purchased or an extensive amount of mobilization is involved, including these costs in calculating the percentage-of-completion may overstate the actual progress on the project. For these types of projects, actual labor hours spent on the project may be a more appropriate measure of the progress on the project.

The Company's contracts with the U.S. government contain provisions requiring compliance with the FAR and the CAS. These regulations are generally applicable to all of the Company's federal government contracts and are partially or fully incorporated in many local and state agency contracts. They limit the recovery of certain specified indirect costs on contracts subject to the FAR. Cost-plus contracts covered by the FAR provide for upward or downward adjustments if actual recoverable costs differ from the estimate billed. Most of our federal government contracts are subject to termination at the convenience of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

Federal government contracts are subject to the FAR and some state and local governmental agencies require audits, which are performed for the most part by the EPA Office of Inspector General (EPAOIG). The EPAOIG audits overhead rates, cost proposals, incurred government contract costs, and internal control systems. During the course of its audits, the EPAOIG may question incurred costs if it believes we have accounted for such costs in a manner inconsistent with the requirements of the FAR or CAS and recommend that our U.S. government financial administrative contracting officer disallow such costs. Historically, we have not experienced significant disallowed costs as a result of such audits. However, we can provide no assurance that the EPAOIG audits will not result in material disallowances of incurred costs in the future.

The Company maintains reserves for cost disallowances on its cost-based contracts as a result of government audits. The Company recently settled fiscal years 1996 thru 2001 for amounts within the anticipated range. Final rates have been negotiated under these audits through 2001. The Company has estimated its exposure based on completed audits, historical experience and discussions with the government auditors. If these estimates or their related assumptions change, the Company may be required to record additional charges for disallowed costs on its government contracts.

Impairment Losses

The Company recorded a $2.8 million impairment loss on its Analytical Services Center in fiscal year 2005. An estimate of the fair value of its assets was made based on external appraisals of the land and buildings and internal estimates of the realizable value of the equipment. An impairment was necessary due to the uncertainty that the estimated future net cash flows would be sufficient to recover the carrying value of it long-lived assets. If estimates of the assets' fair value or their related assumptions change, the Company may be required to record additional impairment losses.

Allowance for Uncollectible Accounts

We reduce our accounts receivable and costs and accrued earnings in excess of billings on contracts in process by establishing an allowance for amounts that, in the future, may become uncollectible or unrealizable, respectively. We determine our estimated allowance for uncollectible amounts based on management's judgments regarding our operating performance related to the adequacy of the services performed, the status of change orders and claims, our experience settling change orders and claims and the financial condition of our clients, which may be dependent on the type of client and current economic conditions that the client may be subject to.

Deferred Income Taxes

We use the asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances based on our judgments and estimates are established when necessary to reduce deferred tax assets to the amount expected to be realized in future operating results. Management believes that realization of deferred tax assets in excess of the valuation allowance is more likely than not. Our estimates are based on facts and circumstances in existence as well as interpretations of existing tax regulations and laws applied to the facts and circumstances, with the help of professional tax advisors. Therefore, we estimate and provide for amounts of additional income taxes that may be assessed by the various taxing authorities.

Changes in Corporate Entities

On May 15, 2007 one of the Walsh Peruvian minority shareholders sold 14% of their shares in that subsidiary for $332,000. Half of the shares were repurchased by the Peruvian company, and the other half was purchased by Walsh Environmental Scientists and Engineers, LLC (the majority shareholder). Both of the transactions were completed for the same terms and conditions. Half of the purchase price was paid in cash and the remainder was taken as loans to be repaid over a two and a half year period. The purchase price that was paid was at a premium over the book value of the stock. This has created additional goodwill of approximately $147,000 that was recorded in the fourth quarter.

On January 9, 2007 the Company sold its interest in the shrimp farm in Costa Rica to the Roozen Group for $2,500,000 in cash. There was a pretax gain on the sale of the farm of approximately $960,000 after deducting costs of the sale. This gain is included in the accompanying financial statements under discontinued operations.

On December 29, 2006 a capital infusion of $500,000 was made to E & E do Brasil, Ltda. in order to fund working capital requirements resulting from the subsidiary's significant growth. On the same date, the Company entered into a loan agreement for $120,000 each with its two Brazilian partners. The loans were granted to allow them to maintain their ownership percentage in E & E do Brasil, Ltda. (a limited partnership). The loans made to the partners are payable to Ecology and Environment, Inc., and are five year loans with annual principal repayments, and twelve per cent interest costs due on the outstanding balance. The loans are secured by the partners' shares.

Inflation

Inflation has not had a material impact on the Company's business because a significant amount of the Company's contracts are either cost based or contain commercial rates for services that are adjusted annually.

Quantitative and Qualitative Disclosures About Market Risk

The Company may have exposure to market risk for change in interest rates, primarily related to its investments. The Company does not have any derivative financial instruments included in its investments. The Company invests only in instruments that meet high credit quality standards. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limited default risk, market risk and reinvestment risk. As of July 31, 2007, the Company's investments consisted of short-term commercial paper and mutual funds. The Company does not expect any material loss with respect to its investments.

The Company is currently documenting, evaluating, and testing its internal controls in order to allow management to report on and attest to, and its independent public accounting firm to attest to, the Company's internal controls as of July 31, 2008 and 2009 respectively, as required by Section 404 of the Sarbanes-Oxley Act. Management continues to invest time on this endeavor and expects to continue its efforts through 2008. If weaknesses in our existing information and control systems are discovered that impede our ability to satisfy Sarbanes-Oxley reporting requirements, the Company must successfully and timely implement improvements to those systems. There is no assurance that the Company will be able to meet these requirements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ecology and Environment, Inc.

We have audited the accompanying consolidated balance sheets of Ecology and Environment, Inc. and its subsidiaries as of July 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended July 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financia. statements referred to above present fairly, in all material respects, the financial position of Ecology and Environment, Inc. and its subsidiaries as of July 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the period ended July 31, 2007 in conformity with accounting principles generally accepted in the United States of America.



Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
October 29, 2007

Consolidated Balance Sheet

Assets	July 31, 2007	July 31, 2006
Current assets:		
Cash and cash equivalents	$ 15,724,139	$ 13,094,499
Investment securities available for sale	101,009	97,560
Contract receivables, net	36,742,288	37,011,377
Deferred income taxes	5,196,728	5,630,832
Income tax receivable	1,357,213	—
Other current assets	1,516,972	1,041,751
Total current assets	60,638,349	56,876,019
Property, building and equipment, net	7,725,535	7,776,232
Deferred income taxes	1,404,232	1,316,040
Other assets	1,438,329	3,184,093
Total assets	$ 71,206,445	$ 69,152,384

Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 10,178,873	$ 9,306,633
Accrued payroll costs	6,191,434	6,379,724
Income taxes payable	664,085	1,499,292
Deferred revenue	90,791	161,225
Current portion of long-term debt and capital lease obligations	333,229	403,182
Other accrued liabilities	8,866,707	10,820,369
Total current liabilities	26,325,119	28,570,425
Long-term debt and capital lease obligations	385,270	341,664
Minority interest	3,582,968	2,612,836
Commitments and contingencies (see note #14)	—	—
Shareholders' equity:		
Preferred stock, par value $.01 per share; authorized - 2,000,000 shares; no shares issued	—	—
Class A common stock, par value $.01 per share; Authorized - 6,000,000 shares; issued - 2,661,498 and 2,534,566 shares	26,615	25,346
Class B common stock, par value $.01 per share; Authorized - 10,000,000 shares; issued - 1,732,227 and 1,650,173 shares	17,323	16,502
Capital in excess of par value	20,051,446	17,684,373
Retained earnings	22,211,098	23,163,716
Accumulated other comprehensive income (loss)	299,102	(2,208,830)
Treasury stock - Class A common, 104,020 and 102,204 shares; Class B common, 64,801 and 26,259 shares, at cost	(1,692,496)	(1,053,648)
Total shareholders' equity	40,913,088	37,627,459
Total liabilities and shareholders' equity	$ 71,206,445	$69,152,384

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Income

	Year ended July 31,		
	2007	2006	2005
Revenue	$103,489,670	$98,054,528	$91,350,613
Cost of professional services and other direct operating expenses	40,240,295	40,878,554	38,015,428
Subcontract costs	17,215,450	16,219,008	16,890,103
Gross Profit	46,033,925	40,956,966	36,445,082
Administrative and indirect operating expenses	28,754,534	24,899,008	23,821,948
Marketing and related costs	10,689,698	9,335,050	10,341,414
Depreciation	1,380,223	1,164,095	1,501,035
Write-off of investment in Venezuela	1,079,155	—	—
Long-lived asset impairment loss	—	—	2,750,972
Income (loss) from operations	4,130,315	5,558,813	(1,970,287)
Interest expense	(162,442)	(95,907)	(122,342)
Interest income	542,700	216,213	42,267
Other income (expense)	1,281	(11,280)	(122,287)
Net foreign currency exchange gain	65,964	41,452	54,868
Income (loss) from continuing operations before income taxes and minority interest	4,577,818	5,709,291	(2,117,781)
Income tax provision (benefit)	106,700	2,147,443	(1,713,596)
Net income (loss) from continuing operations before minority interest	4,471,118	3,561,848	(404,185)
Minority interest	(1,965,099)	(838,995)	(1,019,864)
Net income (loss) from continuing operations	2,506,019	2,722,853	(1,424,049)
Income (loss) from discontinued operations	985,797	(226,089)	(236,635)
Income tax benefit (provision) on gain (loss) from discontinued operations	(417,345)	85,823	74,144
Net income (loss)	$ 3,074,471	$ 2,582,587	$ (1,586,540)
Net income (loss) per common share: basic			
Continuing operations	$ 0.60	$ 0.65	$ (0.34)
Discontinued operations	0.13	(0.03)	(0.04)
Net income (loss) per common share: basic	$ 0.73	$ 0.62	$ (0.38)
Net income (loss) per common share: diluted			
Continuing operations	$ 0.59	$ 0.65	$ (0.34)
Discontinued operations	0.13	(0.03)	(0.04)
Net income (loss) per common share: diluted	$ 0.72	$ 0.62	$ (0.38)
Weighted average common shares outstanding: basic	4,194,673	4,180,287	4,160,834
Weighted average common shares outstanding: diluted	4,261,623	4,188,278	4,160,834

The accompanying notes are an integral part of these *financial* statements.

Consolidated Statement of Cash Flows

	Year ended July 31,		
Cash flows from operating activities:	2007	2006	2005
Net income	$ 3,074,471	$ 2,582,587	$ (1,586,540)
Net income (loss) from discontinued operations, net of tax	568,452	(140,266)	(162,491)
Income from continuing operations	2,506,019	2,722,853	(1,424,049)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Write-off of Investment in Venezuela	1,079,155	—	—
Impairment of long-lived assets	—	—	2,750,972
Depreciation	1,380,223	1,164,095	1,501,035
Share-based compensation expense	121,396	212,506	299,220
Gain on disposition of property and equipment	(1,045)	(12,879)	6,286
Minority interest	1,965,099	838,995	1,019,864
Provision for contract adjustments	1,054,204	1,524,049	467,954
(Increase) decrease in:			
- contracts receivable, net	(785,115)	(7,178,436)	4,593,343
- other current assets	(457,894)	994,348	437,474
- deferred income taxes	(61,568)	(885,440)	(1,140,159)
- income tax receivable	(1,357,213)	—	—
- other non-current assets	2,049,412	(1,080,072)	459,065
Increase (decrease) in:			
- accounts payable	872,240	3,284,995	(48,628)
- accrued payroll costs	(188,290)	2,542,289	(773,662)
- income taxes payable	(835,207)	1,463,170	(326,992)
- deferred revenue	(70,434)	(70,386)	(962,608)
- other accrued liabilities	(1,669,663)	3,237,676	(683,903)
Net cash provided by operating activities	5,601,319	8,757,763	6,175,212
Cash flows provided by (used in) investing activities:			
Acquisition of minority interest of subsidiary	(166,000)	—	—
Purchase of property, building and equipment	(1,328,481)	(985,323)	(246,290)
Proceeds from maturity of investments	—	24,750	26,136
Payment for the purchase of bond	(3,408)	(3,279)	(3,109)
Net cash used in investing activities	(1,497,889)	(963,852)	(223,263)
Cash flows provided by (used in) financing activities:			
Dividends paid	(1,464,921)	(1,420,930)	(1,384,092)
Proceeds from debt	298,519	549,925	747,863
Repayment of debt	(490,866)	(457,203)	(698,729)
Distributions to minority partners	(768,596)	(1,103,996)	(396,095)
Net proceeds from issuance of common stock	—	8,700	1,812
Purchase of treasury stock	(1,085,901)	(25,077)	(530,057)
Net cash used in financing activities	(3,511,765)	(2,448,581)	(2,259,298)
Effect of exchange rate changes on cash and cash equivalents	(224,485)	28,122	100,725
Discontinued Operations			
Net cash used in discontinued operating activities	(237,540)	(151,069)	(161,593)
Net cash provided by discontinued investing activities - sale of assets	2,500,000	—	—
Net cash provided by (used in) discontinued operations	2,262,460	(151,069)	(161,593)
Net increase in cash and cash equivalents	2,629,640	5,222,383	3,631,783
Cash and cash equivalents at beginning of period	13,094,499	7,872,116	4,240,333
Cash and cash equivalents at end of period	$ 15,724,139	$ 13,094,499	$ 7,872,116

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Shareholders' Equity

	Class	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Compensation	Treasury Stock Shares	Treasury Stock Amount	Comprehensive Income
Balance at July 31, 2004	A	2,501,985	$25,021	$17,592,444	$24,972,691	$(2,336,723)	$(193,282)	87,749	$(694,121)	$2,176,424
	B	1,681,304	16,813							
Net loss	—	—	—	—	(1,586,540)	—	—	—	—	(1,586,540)
Foreign currency translation reserve	—	—	—	—	—	100,725	—	—	—	100,725
Cash dividends paid ($.32 per share)	—	—	—	—	(1,384,092)	—	—	—	—	—
Unrealized investment gain, net	—	—	—	—	—	(53)	—	—	—	(53)
Conversion of common stock - B to A	A	12,000	120	—	—	—	—	—	—	—
	B	(12,000)	(120)	—	—	—	—	—	—	—
Repurchase of Class A common stock	—	—	—	—	—	—	—	62,500	(530,057)	—
Stock options exercised	A	250	2	1,810	—	—	—	—	—	—
Issuance of stock under stock award plan, net	—	—	—	38,230	—	—	(134,971)	(33,531)	265,230	—
Amortization, net of tax	—	—	—	—	—	—	164,717	—	—	—
Forfeitures	—	—	—	(10,312)	—	—	4,543	3,776	(28,251)	—
Balance at July 31, 2005	A	2,514,235	$25,143	$17,622,172	$ 22,002,059	$ (2,236,051)	$(158,993)	120,494	$(987,199)	$(1,485,868)
	B	1,669,304	16,693							
Net income	—	—	—	—	2,582,587	—	—	—	—	2,582,587
Reclassification due to adoption of FAS 123R	—	—	—	(158,993)	—	—	158,993	—	—	—
Foreign currency translation reserve	—	—	—	—	—	28,122	—	—	—	28,122
Cash dividends paid ($.33 per share)	—	—	—	—	(1,420,930)	—	—	—	—	—
Unrealized investment gain, net	—	—	—	—	—	(901)	—	—	—	(901)
Conversion of common stock - B to A	A	19,131	191	—	—	—	—	—	—	—
	B	(19,131)	(191)	—	—	—	—	—	—	—
Repurchase of Class A common stock	—	—	—	—	—	—	—	2,595	(25,077)	—
Stock options exercised	A	1,200	12	8,688	—	—	—	—	—	—
Issuance of stock under stock award plan	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	130,277	—	—	—	—	—	—
Other	—	—	—	82,229	—	—	—	5,374	(41,372)	—
Balance at July 31, 2006	A	2,534,566	$25,346	$17,684,373	$ 23,163,716	$ (2,208,830)	$ —	128,463	$(1,053,648)	$2,609,808
	B	1,650,173	16,502							
Net income	—	—	—	—	3,074,471	—	—	—	—	3,074,471
Reclassification adjustment for realized foreign currency translation loss in net income	—	—	—	—	—	2,110,431	—	—	—	2,110,431
Foreign currency translation reserve	—	—	—	—	—	397,476	—	—	—	397,476
Cash dividends paid ($.34 per share)	—	—	—	—	(1,464,921)	—	—	—	—	—
5% Stock Dividend	A	126,522	1,265	2,560,078	(2,562,168)	—	—	8,040	—	—
	B	82,464	825							
Unrealized investment gain, net	—	—	—	—	—	25	—	—	—	25
Conversion of common stock - B to A	A	410	4	—	—	—	—	—	—	—
	B	(410)	(4)	—	—	—	—	—	—	—
Repurchase of Class A common stock	—	—	—	—	—	—	—	86,806	(1,085,901)	—
Issuance of stock under stock award plan	—	—	—	(325,985)	—	—	—	(57,620)	472,484	—
Share-based compensation	—	—	—	121,396	—	—	—	—	—	—
Tax impact of share-based compensation	—	—	—	5,860	—	—	—	—	—	—
Other	—	—	—	5,724	—	—	—	3,135	(25,431)	—
Balance at July 31, 2007	A	2,661,498	$26,615	$20,051,446	$22,211,098	$ 299,102	—	168,824	$(1,692,496)	$5,582,403
	B	1,732,227	17,323							

Notes to Consolidated Financial Statements

1. Summary of Operations and Basis of Presentation

Ecology and Environment, Inc. ("the Company") is an environmental consulting and testing firm whose underlying philosophy is to provide a broad range of environmental consulting services worldwide so that sustainable economic and human development may proceed with minimum negative impact on the environment. These services include environmental audits and impact assessments, hazardous material site evaluations and response programs, water and groundwater monitoring, laboratory analyses, environmental infrastructure planning and many other projects provided by the Company's multidisciplinary professional staff. Revenues reflected in the Company's consolidated statement of income represent services rendered for which the Company maintains a primary contractual relationship with its customers. Included in revenues are certain services outside the Company's normal operations which the Company has elected to subcontract to other contractors.

During fiscal years ended July 31, 2007, 2006 and 2005, the percentages of total revenues derived from contracts exclusively with the United States Environmental Protection Agency (EPA) were 6%, 8% and 13%, respectively. The Company's Superfund Technical Assessment and Response Team (START) contracts accounted for the majority of the EPA revenue. The percentage of revenues derived from contracts with the United States Department of Defense (DOD) were 9%, 18% and 13% for fiscal years ended July 31, 2007, 2006 and 2005, respectively.

2. Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority owned subsidiaries. Also reflected in the financial statements are the 50% ownership in two Chinese operating joint ventures, Beijing YiYi Ecology and Environment Engineering Co. Ltd. and the Tianjin Green Engineering Company. These joint ventures are accounted for under the equity method. The Company's interest in Beijing YiYi Ecology and Environment Engineering Co. Ltd. was sold in June 2005. All significant intercompany transactions and balances have been eliminated.

b. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

c. Reclassifications

The Company had previously classified second-tier subsidiaries' minority interest as "other expense" and "other accrued liabilities." These amounts ($533,276 at July 31, 2006 and $499,952 at July 31, 2005 on the income statement and $866,987 at July 31, 2006 and $660,256 at July 31, 2005 on the balance sheet) have been reclassified to minority interest. The Company had previously classified certain subsidiaries' bad debt and amortization expense as "other expense" on the income statement. These amounts ($112,360 and $18,904 at July 31, 2006 and 2005, respectively) have been reclassified to administrative and indirect operating expenses on the income statement. As a result of the implementation of SAB 108, the Company reclassified the $24,357 that had been recorded as "other expense" during the second quarter. The cost of operations was reduced in the amount of $83,357 and minority interest expense increased in the amount of $59,000.

d. Revenue recognition

Substantially all of the Company's revenue is derived from environmental consulting work, with the balance derived from sample analysis (E & E Analytical Services Center, in operation through January 2005) and aquaculture. The consulting revenue is principally derived from the sale of labor hours. The consulting work is performed under a mix of fixed price, cost-type, and time and material contracts. Contracts are required from all customers. Revenue is recognized as follows:

Contract Type	Work Type	Revenue Recognition Policy
Fixed Price	Consulting	Percentage of completion, approximating the ratio of total costs incurred to date to total estimated costs.
Cost-Type	Consulting	Costs as incurred. Fixed fee portion is recognized using percentage of completion determined by the percentage of level of effort (LOE) hours incurred to total LOE hours in the respective contracts.
Time and Materials	Consulting	As incurred at contract rates.
Unit Price	Laboratory/ Aquaculture	Upon completion of reports (laboratory) and upon delivery and payment from customers (aquaculture).

Substantially all of the Company's cost-type work is with federal governmental agencies and, as such, is subject to audits after contract completion. Provisions for adjustments to the revenue accrued under these cost-type contracts are provided for on an annual basis based on past settlement history. Government audits have been completed and final rates have been negotiated through fiscal year 2001. The balance in the allowance for contract adjustments accounts principally represents a reserve for contract adjustments for the fiscal years 1996-2007.

We reduce our accounts receivable and costs and accrued earnings in excess of billings on contracts in process by establishing an allowance for amounts that, in the future, may become uncollectible or unrealizable, respectively. We determine our estimated allowance for uncollectible amounts based on management's judgments regarding our operating performance related to the adequacy of the services performed, the status of change orders and claims, our experience settling change orders and claims and the financial condition of our clients, which may be dependent on the type of client and current economic conditions that the client may be subject to.

Change orders can occur when changes in scope are made after project work has begun, and can be initiated by either the Company or its clients. Claims are amounts in excess of the agreed contract price which the Company seeks to recover from a client for customer delays and / or errors or unapproved change orders that are in dispute. Costs related to change orders and claims are recognized as incurred. Revenues are recognized on change orders (including profit) when it is probable that the change order will be approved and the amount can be reasonably estimated. Revenue on claims is not recognized until the claim is approved by the customer.

All bid and proposal and other pre-contract costs are expensed as incurred. Out of pocket expenses such as travel, meals, field supplies, and other costs billed direct to contracts are included in both revenue and cost of professional services.

e. Investment securities

Investment securities have been classified as available for sale and are stated at estimated fair value. Unrealized gains or losses related to investment securities available for sale are reflected in accumulated other comprehensive income, net of applicable income taxes in the consolidated balance sheet and statement of changes in shareholders' equity. The cost of securities sold is based on the specific identification method. The Company had gross unrealized gains of approximately $5,000 in fiscal year 2007 and 2006.

f. Property, building and equipment, depreciation and amortization

Property, building and equipment are stated at cost. Office furniture and all equipment are depreciated on the straight-line method for book purposes, excluding computer equipment which is depreciated on the accelerated method for book purposes, and on accelerated methods for tax purposes over the estimated useful lives of the assets (three to seven years). The headquarters building is depreciated on the straight-line method for both book and tax purposes over an estimated useful life of 32 years. Its components are depreciated over their estimated useful lives ranging from 7 to 15 years. The analytical services center building and warehouse is depreciated on the straight-line method over an estimated useful life of 40 years for both book and tax purposes. Leasehold improvements are amortized for book purposes over the terms of the leases or the estimated useful lives of the assets, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for improvements are capitalized. When property or equipment is retired or sold, any gain or loss on the transaction is reflected in the current year's earnings.

g. Fair value of financial instruments

The carrying amount of cash and cash equivalents, contracts receivable and accounts payable at July 31, 2007 and 2006 approximate fair value. Investment securities available for sale are carried at estimated fair value. Long-term debt consists of bank loans and capitalized equipment leases. Based on the Company's assessment of the current financial market and corresponding risks associated with the debt, management believes that the carrying amount of long-term debt at July 31, 2007 and July 31, 2006 approximates fair value.

h. Translation of foreign currencies

The financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Translation adjustments are deferred in accumulated other comprehensive income.

The financial statements of foreign subsidiaries located in highly inflationary economies are remeasured as if the functional currency were the U.S. dollar. The remeasurement of local currencies into U.S. dollars creates translation adjustments which are included in net income. There were no highly inflationary economy translation adjustments for fiscal years 2005 - 2007.

i. Income taxes

The Company follows the asset and liability approach to account for income taxes. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax assets will be realized. Since in some cases management has utilized estimates, the amount of the net deferred tax asset considered realizable could be reduced in the near term. No provision has been made for United States income taxes applicable to undistributed earnings of foreign subsidiaries as it is the intention of the Company to indefinitely reinvest those earnings in the operations of those entities.

j. Pension costs

The Company has a non-contributory defined contribution plan providing deferred benefits for substantially all of the Company's employees. The Company also had a supplemental defined contribution plan (SERP) to provide deferred benefits for senior executives of the Company. The annual expense of the Company's supplemental defined contribution plan is based on a percentage of eligible wages as authorized by the Company's Board of Directors. Benefits under this plan are funded as accrued. The SERP was terminated effective July 31, 2006 and balances totaling approximately $342,000 were paid in the first quarter of fiscal year 2007.

The Company does not offer any benefits that would result in a liability under either SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" or SFAS No. 112 "Employers' Accounting for Post Employment Benefits."

k. Stock-based compensation

The Company adopted FAS 123(R), Share-Based Payment, effective August 1, 2005. The Statement requires companies to expense the value of employee stock options and similar awards. Under FAS 123(R), SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. The unearned stock compensation balance of $158,993 as of July 31, 2005, which was accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), was reclassified into additional paid-in-capital upon adoption of SFAS 123(R). Additionally, the Company elected the "short-cut" method to calculate the pool of windfall tax benefits. The impact on the Company's financial statements was not material.

l. Earnings per share

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. See Footnote No. 13.

m. Comprehensive income

Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources." The term "comprehensive income" is used to describe the total net earnings plus other comprehensive income. For the Company, other comprehensive income includes currency translation adjustments on foreign subsidiaries and unrealized gains or losses on available-for-sale securities.

n. Segment reporting

Management designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. Ecology and Environment, Inc. has three reportable segments which are differentiated by product line: consulting services, analytical laboratory services, and aquaculture. The consulting services segment provides broad based environmental service encompassing audits and impact assessments, surveys, air and water quality management, environmental engineering, environmental infrastructure planning, and industrial hygiene and occupational health studies to a worldwide base of customers. The analytical laboratory provided analytical testing services to industrial and governmental clients for the analysis of waste, soil and sediment samples.

o. Impairment of long-lived assets

The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 required that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows (undiscounted) expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

p. American Jobs Creation Act of 2004

In October 2004, Congress passed, and the President signed into law, the American Jobs Creation Act of 2004 (the "Act"). Some key provisions of the act affecting the Company were the repeal of the United States export tax incentive known as the extraterritorial income exclusion (EIE) and the implementation of a domestic manufacturing deduction. The EIE is phased out over the calendar years 2005 and 2006 with an exemption for binding contracts with unrelated persons entered into before September 18, 2003. These phase-out provisions will allow the Company to maintain an EIE deduction at a reduced amount through fiscal year 2007. The Company will accrue some benefits from the domestic manufacturing deduction, although such benefits are not material. Under the Act's repatriation provisions, the Company repatriated approximately $62,000 and $77,000 during fiscal years 2007 and 2006, respectively.

q. Goodwill

During the fourth quarter of fiscal year 2007, Walsh Environmental Scientists and Engineers, LLC recorded $147,000 in goodwill related to their purchase of additional shares of their subsidiary Walsh Peru. The goodwill of approximately $851,000 is subject to an annual assessment for impairment. During fiscal year 2007, this test did not result in any charges.

3. Cash and Cash Equivalents

The Company's policy is to invest cash in excess of operating requirements in income-producing short-term investments. At July 31, 2007 and 2006, short-term investments consist of commercial paper and money market funds and are carried at cost. Short-term investments amounted to approximately $2.6 million and $55,000 at July 31, 2007 and 2006, respectively, and are reflected in cash and cash equivalents in the accompanying consolidated balance sheet and statement of cash flows.

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest amounted to approximately $162,000, $96,000, and $122,000 in fiscal years 2007, 2006 and 2005, respectively. Cash paid for income taxes amounted to approximately $2.2 million, $1.3 million, and $897,000 in fiscal years 2007, 2006 and 2005, respectively.

4. Contract Receivables, net

	July 31	
	2007	2006
United States government -		
Billed	$2,905,030	$3,040,081
Unbilled	4,195,989	4,267,073
	7,101,019	7,307,154
Industrial customers and state and municipal governments -		
Billed	24,496,429	29,643,426
Unbilled	6,885,363	3,360,808
	31,381,792	33,004,234
Less allowance for doubtful accounts and contract adjustments -	(1,740,523)	(3,300,011)
	$36,742,288	$37,011,377

United States government receivables arise from long-term U.S. government prime contracts and subcontracts. Unbilled receivables result from revenues which have been earned, but are not billed as of period-end. The above unbilled balances are comprised of incurred costs plus fees not yet processed and billed; and differences between year-to-date provisional billings and year-to-date actual contract costs incurred and fees earned of approximately $202,000 at July 31, 2007 and ($683,000) at July 31, 2006. Management anticipates that the July 31, 2007 unbilled receivables will be substantially billed and collected within one year. Within the above billed balances are contractual retainages in the amount of approximately $409,000 at July 31, 2007 and $764,000 at July 31, 2006. Management anticipates that the July 31, 2007 retainage balance will be substantially collected within one year. Included in the balance of receivables for industrial customers and state and municipal customers are receivables, net of subcontract costs, due under the contracts in Kuwait and Saudi Arabia of $6.2 million and $9.3 million at July 31, 2007 and 2006, respectively.

Included in other accrued liabilities is an additional allowance for contract adjustments relating to potential cost disallowances on amounts billed and collected in current and prior years' projects of approximately $3.9 million at July 31, 2007 and $3.4 million at July 31, 2006. Also included in other accrued liabilities is a reclassification of billings in excess of recognized revenues of approximately $4.0 million at July 31, 2007 and $6.0 million at July 31, 2006. An allowance for contract adjustments is recorded for contract disputes and government audits when the amounts are estimable.

5. Property, Building and Equipment, net

	July 31	
	2007	2006
Land	$ 543,051	$ 543,051
Buildings	11,154,672	11,112,042
Laboratory and other equipment	3,072,609	2,917,387
Information technology equipment	6,369,348	5,815,183
Office furniture and equipment	2,417,764	2,211,654
Leasehold improvements and other	1,590,222	1,431,521
	$25,147,666	$24,030,838
Less accumulated depreciation and amortization	(17,422,131)	(16,254,606)
	$ 7,725,535	$ 7,776,232

6. Line of Credit

The Company maintains an unsecured line of credit available for working capital and letters of credit of $20 million with a bank at one-half percent below the prevailing prime rate. A second line of credit has been established at another bank for up to $13.5 million exclusively for letters of credit and is renewed annually. There were two additional lines of credit established during fiscal year 2007. The Company established one for up to $5.0 million exclusively for letters of credit. An additional line of credit was established at Walsh Environmental for up to $750,000 exclusively for working capital and letters of credit. At July 31, 2007 and 2006, the Company had letters of credit outstanding totaling approximately $1.3 million and $1.5 million, respectively. At July 31, 2007 and 2006, there were no borrowings for working capital against the lines of credit.

The Company is in compliance with all bank loan covenants at July 31, 2007.

7. Debt and Capital Lease Obligations

Debt inclusive of capital lease obligations consists of the following:

	July 31, 2007	July 31, 2006
Various bank loans and advances at subsidiaries with interest rates ranging from 5% to 14%	$477,466	$531,070
Capital lease obligations at subsidiaries with varying interest rates averaging 11%	241,033	213,776
	718,499	744,846
Less: current portion of debt and capital lease obligations	(333,229)	(403,182)
Long-term debt and capital lease obligations	$385,270	$341,664

The aggregate maturities of long-term debt and capital lease obligations at July 31, 2007 are as follows:

	Amount
Fiscal Year 2008	$333,229
Fiscal Year 2009	165,318
Fiscal Year 2010	82,292
Fiscal Year 2011	45,465
Fiscal Year 2012	30,770
Thereafter	61,425
	$718,499

8. Income Taxes

The provision (benefit) for income taxes was as follows:

	Fiscal Year		
	2007	2006	2005
Current:			
Federal	$ 596,564	$ 2,340,755	$ (828,582)
State	224,987	369,118	103,991
Foreign	516,711	448,126	280,494
	$ 1,338,262	$ 3,157,999	$ (444,097)
Deferred:			
Federal	$(1,042,458)	$ (926,101)	$ (1,074,049)
State and Foreign	(189,104)	(84,455)	(195,450)
	$(1,231,562)	$(1,010,556)	$ (1,269,499)
	$ 106,700	$ 2,147,443	$ (1,713,596)

A reconciliation of income tax expense (benefit) using the statutory U.S. income tax rate compared with actual income tax expense (benefit) was as follows:

	2007	2006	2005
U.S. federal statutory income tax rate	34.0%	34.0%	(34.0%)
Re-evaluation of tax contingencies	(11.1%)	—	(31.2%)
Additional tax basis in Venezuelan subsidiary	(10.1%)	—	—
Income from "pass-through" entities taxable to minority partners	(9.9%)	(4.7%)	(10.5%)
International rate differential	(2.7%)	6.0%	2.7%
Extraterritorial income tax exclusion	(1.2%)	(1.5%)	(5.2%)
State taxes, net of federal benefit	0.4%	3.6%	1.8%
Other	2.9%	0.2%	(4.5%)
Total	2.3%	37.6%	(80.9%)

The significant components of deferred tax assets (liabilities) are as follows:

	Fiscal Year	
	2007	2006
Contract and other reserves	$3,252,519	$3,664,043
Discontinued operations	—	1,662,279
Fixed assets and intangibles	1,148,248	1,080,122
Accrued compensation	625,289	737,398
Net operating loss carryforwards	1,708,130	—
Other	178,918	135,647
Deferred tax assets	$6,913,104	$7,279,489
State income taxes	(312,144)	(332,617)
Deferred tax liabilities	(312,144)	(332,617)
Net deferred tax asset	$6,600,960	$6,946,872

The Company has not recorded income taxes applicable to undistributed earnings of all other foreign subsidiaries that are indefinitely reinvested in those operations. At July 31, 2007, these amounts relate primarily to operations in Saudi Arabia and Chile of approximately $1,455,000.

The Company's tax benefit related to continuing operations for the fiscal year ended July 31, 2007 reflects an additional benefit of $510,000 as a result of a change in its estimated contingent tax liabilities for income tax audits. These contingent liabilities were re-evaluated and a downward adjustment was made as a result of an appeals settlement that occurred in July of 2007 relating to positions taken on the Company's fiscal 2004 and fiscal 2005 tax returns. In September of 2007, the Internal Revenue Service concluded the audits of fiscal 2004 though 2006.

Similarly, the Company's tax benefit related to continuing operations for the fiscal year ended July 31, 2005 reflects an additional benefit of $660,000 as a result of a change in its estimated reserves for income tax audits. These reserves were re-evaluated and a downward adjustment was made to accommodate the close-out of Internal Revenue Service audits of the Company's fiscal years 2002 and 2003 as reported to the Company in early May 2005.

As of July 31, 2007, for federal income tax return purposes, the Company has approximately $4,400,000 of U.S. federal net operating loss carryforwards available to offset future taxable income. This loss carryforward will expire in 2027. SFAS 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. Management believes that future taxable income should be sufficient to realize all of our deferred tax assets.

In June 2006, the FASB issued FIN 48, an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The Company is required to adopt FIN 48 in the fiscal year ended July 31, 2008. The Company is currently evaluating the impact of FIN 48 on its financial statements.

9. Shareholders' Equity

a. Class A and Class B common stock

The relative rights, preferences and limitations of the Company's Class A and Class B common stock can be summarized as follows: Holders of Class A shares are entitled to elect 25% of the Board of Directors so long as the number of outstanding Class A shares is at least 10% of the combined total number of outstanding Class A and Class B common shares. Holders of Class A common shares have one-tenth the voting power of Class B common shares with respect to most other matters.

In addition, Class A shares are eligible to receive dividends in excess of (and not less than) those paid to holders of Class B shares. Holders of Class B shares have the option to convert at any time, each share of Class B common stock into one share of Class A common stock. Upon sale or transfer, shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock, except that sales or transfers of Class B common stock to an existing holder of Class B common stock or to an immediate family member will not cause such shares to automatically convert into Class A common stock.

b. Incentive stock compensation

Under the Company's incentive stock option plan (the "plan"), key employees, including officers of the Company, were granted options to purchase shares of Class A common stock at an option price of at least 100% of the shares' fair market value at the date of grant. Shares become exercisable after a minimum holding period of five years from the date of grant and expire after a period of ten years from the date of grant. A total of 209,390 shares were granted under the plan. The plan was terminated in March of 1996 and all options expired during fiscal year 2006.

Activity under the plan is as follows:

Options outstanding at July 31, 2004 at a weighted average price of $7.96 per share	20,450
Exercised shares at $7.25 per share	250
Cancelled shares	1,700
Expired shares at $9.00 per share	8,100
Options outstanding at July 31, 2005 at a weighted average price of $7.25 per share	10,400
Exercised shares at $7.25 per share	1,200
Expired shares at $7.25 per share	9,200
Options outstanding at July 31, 2006	—

The Company estimates that if it elected to measure compensation cost for employee stock based compensation arrangements under SFAS No. 123, it would not have caused net income and earnings per share for fiscal year 2005 to be materially different from the reported amounts.

c. Stock Award Plan

Effective March 16, 1998, the Company adopted the Ecology and Environment, Inc. 1998 Stock Award Plan (the "1998 Plan"). To supplement the 1998 Plan, the 2003 Stock Award Plan (the "2003 Plan") was approved by the shareholders at the annual meeting held in January 2004. (The 1998 Plan and the 2003 Plan are collectively referred to as the "Award Plan"). The 2003 Plan was approved retroactive to October 16, 2003 and will terminate on October 15, 2008. Under the Award Plan key employees (including officers) of the Company or any of its present or future subsidiaries may be designated to receive awards of Class A common stock of the Company as a bonus for services rendered to the Company or its subsidiaries, without payment therefore, based upon the fair market value of the common stock at the time of the award. The Award Plan authorizes the Company's Board of Directors to determine for what period of time and under what circumstances awards can be forfeited.

The Company issued 57,620 shares valued at $585,995 in October 2006 pursuant to the Award Plan. These awards issued have a three year vesting period. The "pool" of excess tax benefits accumulated in Capital in Excess of Par Value at July 31,2007 and 2006 was approximately $88,000 and $82,000, respectively. Total gross compensation expense is recognized over the vesting period. Unearned compensation expense was approximately $349,000 and $42,000 at July 31, 2007 and 2006, respectively.

d. Stock Dividend

On July 19, 2007, the Board of Directors declared a 5% stock dividend on the Company's Class A and Class B common stock distributed on August 31, 2007 to shareholders of record on August 1, 2007. As of July 31, 2007, an amount equal to the fair value of the common stock distributed was transferred from retained earnings to the common stock and capital in excess of par value accounts. All data with respect to net income per common share, weighted average common shares outstanding, and dividends paid have been retroactively adjusted to reflect the stock dividend.

10. Shareholders' Equity - Restrictive Agreement

Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and some of their children. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

11. Lease Commitments

The Company rents certain office facilities and equipment under non-cancelable operating leases. The Company also rents certain facilities for servicing project sites over the term of the related long-term government contracts. These contracts provide for reimbursement of any remaining rental commitments under such lease agreements in the event that the government terminates the contract.

At July 31, 2007, future minimum rental commitments are as follows:

Fiscal Year	Amount
2008	$2,324,755
2009	1,494,467
2010	1,120,468
2011	808,213
2012	552,578
Thereafter	527,926

Lease agreements may contain step rent provisions and/or free rent concessions. In such cases, any material leases are in compliance with paragraph 15 of SFAS 13. Lease payments based on a price index have rent expense recognized on a straight line or substantially equivalent basis, and they are included in the calculation of minimum lease payments in accordance with SFAS 29. Gross rental expense under the above lease commitments for 2007, 2006, and 2005 was approximately $2.5 million, $2.7 million and $3.0 million, respectively.

12. Defined Contribution Plans

Contributions to the defined contribution plan and supplemental retirement plan are discretionary and determined annually by the Board of Directors. The total expense under the plans for fiscal years 2007, 2006, and 2005 was approximately $1.5 million, $1.3 million and $1.3 million, respectively.

13. Earnings Per Share

The computation of basic earnings per share reconciled to diluted earnings per share follows:

	Fiscal Year		
	2007	2006	2005
Net income (loss) from continuing operations available to common stockholders	$2,506,019	$2,722,853	$(1,424,049)
Net income (loss) from discontinued operations available to common stockholders	568,452	(140,266)	(162,491)
Net income (loss) available to common stockholders	$3,074,471	$2,582,587	$(1,586,540)
Weighted-average common shares outstanding (basic)	4,194,673	4,180,287	(4,160,834)
Basic earnings (loss) per share:			
Continued operations	$ 0.60	$ 0.65	$ (0.34)
Discontinued operations	0.13	(0.03)	(0.04)
Basic earnings (loss) per share	$ 0.73	$ 0.62	$ (0.38)
Incremental shares from assumed conversions of stock options and restricted stock awards	66,950	7,991	—
Adjusted weighted-average common shares outstanding	4,261,623	4,188,278	4,160,834
Diluted earnings (loss) per share:			
Continued operations	$ 0.59	$ 0.65	$ (0.34)
Discontinued operations	0.13	(0.03)	(0.04)
Diluted earnings (loss) per share	$ 0.72	$ 0.62	$ (0.38)

As of December 12, 2005, all outstanding stock options expired. At July 31, 2005, there were 10,400 stock options outstanding with an exercise price of $7.25, which was not included in the above calculations due to their antidilutive nature.

After consideration of all the rights and privileges of the Class A and Class B stockholders discussed in Note 9, in particular the right of the holders of the Class B common stock to elect no less than 75% of the Board of Directors making it highly unlikely that the Company will pay a dividend on Class A common stock in excess of Class B common stock, the Company allocates undistributed earnings between the classes on a one-to-one basis when computing earnings per share. As a result, basic and fully diluted earnings per Class A and Class B share are equal amounts.

14. Commitments and Contingencies

From time to time, the Company is named defendant in legal actions arising out of the normal course of business. The Company is not a party to any pending legal proceeding the resolution of which the management of the Company believes will have a material adverse effect on the Company's results of operations, financial condition, cash flows, or to any other pending legal proceedings other than ordinary, routine litigation incidental to its business. The Company maintains liability insurance against risks arising out of the normal course of business.

Certain contracts contain termination provisions under which the customer may, without penalty, terminate the contracts upon written notice to the Company. In the event of termination, the Company would be paid only termination costs in accordance with the particular contract. Generally, termination costs include unpaid costs incurred to date, earned fees and any additional costs directly allocable to the termination.

The Company is involved in other litigation arising in the normal course of business. In the opinion of management, any adverse outcome to other litigation arising in the normal course of business would not have a material impact on the financial results of the Company.

The Company's three contracts in the State of Kuwait, funded by the United Nations Compensation Commission (UNCC), began in fiscal year 2002 and extend into fiscal year 2007. The Environmental Services Agreements (ESAs) between the client, the Public Authority for Assessment of Compensation for Damages Resulting from Iraqi Aggression (PAAC), and the Company were signed in January 2002. These ESAs contemplated the receipt of a tax order from the Ministry of Finance declaring that the income generated by the Company in performance of the services would be exempt from Kuwait income tax. The ESAs also stated that the Company would be entitled to be reimbursed by PAAC for Kuwait income tax costs, if any, as finally determined. The Company was notified in May 2002 by PAAC that the tax exemption contemplated in the ESAs had been officially granted. In fiscal year 2007, E & E received notification from PAAC that it should declare its taxes to the Ministry of Finance in order to facilitate the closure and final payments under the contracts. The Company believes that it holds a tax exemption, or at a minimum, an obligation for reimbursement from its client PAAC for any income taxes. Accordingly, the Company has not provided for Kuwait income taxes on these contracts. Total receivables net of subcontractors and allowance for doubtful accounts due to the Company under these contracts at July 31, 2007 is approximately $1.2 million. The Company believes the potential impact on its operations maybe zero but will not exceed $1.2 million.

15. Recent Accounting Pronouncements

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement of the income statement–including the reversing effect of prior year misstatements–but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to August 1, 2006, the Company utilized the roll-over method for quantifying identified financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of August 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

The Company elected to record the effects of applying SAB 108 using the "cumulative effect" transition method and recorded an adjustment to reduce retained earnings by $302,000 in the first quarter of fiscal year 2007. However, upon subsequent review, the Company concluded that $326,357 of this entry could have been corrected by recording other balance sheet only adjustments, not affecting retained earnings. This correction would result in a net increase in retained earnings of $24,357 and can no longer be deemed material enough to be recorded as a cumulative effect adjustment. Therefore, the Company has reversed the cumulative effect adjustment recorded in the first quarter and reflected the remaining $24,357 as corrections to cost of operations and minority interest expense as shown on the table below.

In June 2006, the FASB issued FIN 48, an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The Company is required to adopt FIN 48 in the fiscal year ended July 31, 2008. The Company is currently evaluating the impact of FIN 48 on its financial statements and anticipates the impact to be immaterial.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurement" (FAS 157), which established a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Company is assessing the impact that the adoption of FAS 157 will have on its financial statements.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (FAS 159). The fair value option established by FAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. FAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently assessing the impact of FAS 159 on its financial statements.

Consolidated Balance Sheet	As Reported @ 10/28/2006 (unaudited)	Reversal of SAB 108 Entry	Correction of SAB 108 Entry	Restated @ 10/28/2006 (unaudited)	Reclas-sifications	As Reclassified @ 10/28/2006 (unaudited)
Contract receivables	$ 38,025,675	$ (55,000)	$ 55,000	$ 38,025,675	—	$ 38,025,675
Deferred income taxes	5,503,033	128,400	(135,400)	5,496,033	—	5,496,033
Other assets	897,466	159,000	50,357	1,106,823	—	1,106,823
Income taxes payable	(970,365)	3,600	113,400	(853,365)	—	(853,365)
Minority interest	(1,786,826)	59,000	(59,000)	(1,786,826)	—	(1,786,826)
Capital in excess of par value	(17,399,717)	7,000	—	(17,392,717)	—	(17,392,717)
Retained earnings	(23,559,486)	(302,000)	(24,357)	(23,885,843)	—	(23,885,843)
Consolidated Statement of Income[1]						
Cost of professional services	9,660,815	—	—	9,660,815	(27,600)	9,633,215
Subcontract costs	3,289,982	—	—	3,289,982	(5,400)	3,284,582
Administrative and indirect operating costs	6,781,747	—	—	6,781,747	(50,357)	6,731,390
Other expense	316,111	—	(24,357)	291,754	24,357	316,111
Minority interest	271,063	—	—	271,063	59,000	330,063

(1) Detail of increase in retained earnings.

16. Other Accrued Liabilities

	July 31 2007	2006
Allowance for contract adjustments	$3,925,525	$ 3,396,261
Billings in excess of revenue	3,995,645	5,978,603
Liabilities of operations held for sale	—	283,999
Other	945,537	1,161,506
	$8,866,707	$10,820,369

17. Transfer of Ownership/Dispositions

On May 15, 2007 one of the Walsh Peruvian minority shareholders sold 14% of their shares in that subsidiary for $332,000. Half of the shares was purchased back by the Peruvian company, and the other half was purchased by Walsh Environmental Scientists and Engineers, LLC (the majority shareholder). Both of the transactions were completed for the same terms and conditions. Half of the purchase price was paid in cash and the remainder was taken as loans to be repaid over a two and a half year period. The purchase price that was paid was at a premium over the book value of the stock. This has created additional goodwill of approximately $147,000 that was booked in the fourth quarter.

Due to a continuing deterioration in business and political conditions in Venezuela and the likelihood that, effective in June 2007, E & E's Venezuelan subsidiary would no longer be able to compete for contracts with its primary client, the government owned oil company, the Company evaluated its investment in its Venezuelan subsidiary for possible write-off. The Company recognized a write-off of $1.1 million ($146,000 after tax or $.03 per share) in the fourth quarter of fiscal year 2007 to reflect the estimated reduction in the value of the net assets of the Company's Venezuelan subsidiary. The Company ultimately made a decision to close its subsidiary in Venezuela effective as soon as possible. The cessation of business in Venezuela will result in termination benefits for employees and other charges. Termination costs will be estimated according to in-country regulations and are not expected to be significant.

On January 9, 2007 the Company sold its interest in the shrimp farm in Costa Rica to the Roozen Group for $2,500,000 in cash. When the farm was closed in fiscal year 2003, the Company recorded an impairment charge. The previously unrecognized foreign translation loss in the amount of approximately $1.5 million has been accounted for in the computation of the current year gain on sale. There was a pretax gain on the sale of the farm of $960,131 after deducting costs of the sale. This gain is included in the accompanying financial statements under discontinued operations.

In June 2005, the Company signed an agreement to sell its 50% ownership in Beijing YiYi Ecology and Environment Engineering Co., Ltd to an existing partner for $240,000. This transaction resulted in a loss of $72,000 and was recorded in the accompanying results of operations for fiscal year 2005.

18. Impairment of Long-Lived Assets

In fiscal year 2005, the Company recognized a $2.8 million impairment loss as a result of its decision to close its Analytical Services Center (ASC) located in Lancaster, New York. Although business operations have ceased at the ASC, any impairment losses are shown as from "continuing operations" due to the uncertainty that the assets could be sold within one year under current market conditions. The Company is currently occupying approximately one third of the laboratory space while it is marketed for sale.

19. Segment Reporting

Ecology and Environment, Inc. has three reportable segments: consulting services, analytical laboratory services, and aquaculture. The consulting services segment provides broad based environmental services encompassing audits and impact assessments, surveys, air and water quality management, environmental engineering, environmental infrastructure planning, and industrial hygiene and occupational health studies to a worldwide base of customers. The analytical laboratory provided analytical testing services to industrial and governmental clients for the analysis of waste, soil and sediment samples. The fish farm located in Jordan produces tilapia fish grown in a controlled environment for markets in the Middle East. The analytical laboratory was closed in fiscal year 2005.

The Company evaluates segment performance and allocates resources based on operating profit before interest income/expense and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intercompany sales are recorded at market selling price; intercompany profits are eliminated. The Company's reportable segments are separate and distinct business units that offer different products. Consulting services are sold on the bases of time charges while analytical service and aquaculture products are sold on the basis of product unit prices.

Reportable segments for the fiscal year ended July 31, 2007 are as follows:

	Consulting	Analytical	Aquaculture Continued	Aquaculture Discontinued	Elimination	Total
Total consolidated revenue	$ 103,332,502	$ —	$ 157,168	$ —	$ —	$103,489,670
Depreciation expense	1,380,223	—	—	—		1,380,223
Segment profit (loss) before income taxes and minority interest	4,626,039	—	(48,221)	985,797		5,563,615
Segment assets	68,956,445	2,100,000	150,000	—		71,206,445
Expenditures for long-lived assets	1,328,481	—	—	—		1,328,481

Geographic Information:

	Revenue[1]	Long-Lived Assets
United States	$83,717,670	$22,912,666
Foreign Countries	19,772,000	2,235,000

[1] Net revenue is attributed to countries based on the location of the customers

Reportable.segments for the fiscal year ended July 31, 2006 are as follows:

	Consulting	Analytical	Aquaculture Continued	Aquaculture Discontinued	Elimination	Total
Total consolidated revenue	$ 98,003,263	$ —	$ 51,265	$ —	$ —	$98,054,528
Depreciation expense	1,151,439	—	12,656	—	—	1,164,095
Segment profit (loss) before income taxes and minority interest	5,291,878	—	(115,863)	(226,089)	—	4,949,926
Segment assets	66,823,384	2,100,000	198,000	31,000	—	69,152,384
Expenditures for long-lived assets	985,323	—	—	—	—	985,323

Geographic Information:

	Revenue[1]	Long-Lived Assets
United States	$82,356,528	$22,258,838
Foreign Countries	15,698,000	1,772,000

[1] Net revenue is attributed to countries based on the location of the customers

Reportable segments for the fiscal year ended July 31, 2005 are as follows:

	Consulting	Analytical	Aquaculture Continued	Aquaculture Discontinued	Elimination	Total
Total consolidated revenue	$ 89,806,430	$ 2,085,677	$ 127,169	$ —	$ (668,663)	$ 91,350,613
Depreciation expense	1,169,572	318,806	12,657	—		1,501,035
Segment profit (loss) before income taxes and minority interest	1,279,209	(3,888,153)	(8,789)	(236,635)		(2,854,368)
Segment assets	53,536,535	2,100,000	314,000	27,000		55,977,535
Expenditures for long-lived assets	246,290	—	—	—		246,290

Geographic Information:

	Revenue[1]	Long-Lived Assets
United States	$67,937,613	$21,592,414
Foreign Countries	23,413,000	1,578,000

[1] Net revenue is attributed to countries based on the location of the customers

Selected Quarterly Financial Data (Unaudited)

(In thousands, except per share information)

2007	First	Second	Third	Fourth
Revenues	$ 24,194	$ 24,131	$ 26,544	$ 28,621
Gross profit	11,243	10,706	12,100	11,985
Income (loss) from operations	1,669	1,465	1,335	(338)
Income (loss) from continuing operations before income taxes and minority interest	1,747	1,545	1,461	(175)
Net income from continuing operations	755	619	480	652
Net income (loss) from discontinued operations	(35)	603	—	—
Net income	$ 720	$ 1,222	$ 480	$ 652
Net income (loss) per common share: basic				
Continuing operations	$ .18	$ .15	$ .11	$ .16
Discontinued operations	(.01)	.14	—	—
Net income per common share: basic	$ .17	$ .29	$ .11	$ .16
Net income (loss) per common share: diluted				
Continuing operations	$ .18	$ .14	$ .11	$ .16
Discontinued operations	(.01)	.14	—	—
Net income per common share: diluted	$ .17	$ .28	$ .11	$ .16

2006	First	Second	Third	Fourth
Revenues	$ 23,525	$ 24,029	$ 27,154	$ 23,347
Gross profit	10,009	9,739	10,671	10,538
Income (loss) from operations	1,563	1,275	1,353	1,368
Income (loss) from continuing operations before income taxes and minority interest	1,579	1,281	1,363	1,486
Net income from continuing operations	783	656	648	636
Net income (loss) from discontinued operations	(37)	(28)	(28)	(47)
Net income	$ 746	$ 628	$ 620	$ 589
Net income (loss) per common share: basic				
Continuing operations	$ .19	$ .16	$ .15	$ .15
Discontinued operations	(.01)	(.01)	—	(.01)
Net income per common share: basic	$ .18	$ .15	$ .15	$ .14
Net income (loss) per common share: diluted				
Continuing operations	$ .19	$ .16	$ .15	$ .15
Discontinued operations	(.01)	(.01)	—	(.01)
Net income per common share: diluted	$ .18	$ .15	$ .15	$ .14

Market for E & E's Common Equity and Related Stockholder Matters

The Company's Class A Common Stock is traded on the American Stock Exchange. There is no separate market for the Company's Class B Common Stock. The following table represents the range of high and low prices of the Company's Class A Common Stock as reported by the American Stock Exchange for the periods indicated.

FISCAL 2007	High	Low
First Quarter (commencing August 1, 2006 - October 28, 2006)	$10.34	$9.87
Second Quarter (commencing October 29, 2006 - January 27, 2007)	11.81	9.96
Third Quarter (commencing January 28, 2007 - April 28, 2007)	13.05	11.01
Fourth Quarter (commencing April 29, 2007 - July 31, 2007)	13.45	12.05

FISCAL 2006	High	Low
First Quarter (commencing August 1, 2005 - October 29, 2005)	$9.03	$6.75
Second Quarter (commencing October 30, 2005 - January 28, 2006)	9.49	7.70
Third Quarter (commencing January 29, 2006 - April 29, 2006)	10.88	9.35
Fourth Quarter (commencing April 30, 2006 - July 31, 2006)	10.85	9.75

As of September 30, 2007, the number of holders of record of the Company's Common Stock was 451. The Company estimates that it has a significantly higher number of Class A Common Stock shareholders because a substantial number of the Company's shares are held in street name. The Company had 61,054 shares available for issuance under its 2003 Stock Award Plan on July 31, 2007.

The U.S. Securities and Exchange Commission (SEC) now requires that the Performance Graph comparing the Company's indexed fiscal year-end share prices for five years to that of the exchange on which it trades and a so-called "peer group" of publicly-traded companies appear in the Annual Report to Shareholders, instead of in the Proxy Statement as it previously required. Because E & E's business is strictly environmental consulting, we have always had a difficult time defining a "peer group." The Company has been unable to locate a securities reporting firm, e.g. Dow Jones, that defines an environmental consulting business sector. Most publicly-traded professional services firms that provide environmental consulting are heavily-oriented to engineering, with environmental consulting a minor part of their overall operations; or they are conglomerates that operate businesses in the environmental area, but are not primarily engaged in environmental consulting. Several of E & E's competitors that were primarily environmental consulting firms have been acquired by such conglomerates, while others that were publicly traded went private.

In last year's Proxy Statement, we included five companies in our so-called "peer group":

Company	Symbol	Exchange	FY-2006 Revenues ($MM)	Market Capitalization on 10/01/07 ($MM)
Arcadis NV (NY registered shares)	ARCAY	OTC	$1,105.7	N/A
Baker, Michael Corp.	BKR	AMEX	712.5	$426.3
CET Services	CETR.OB	OTC	2.3	0.8
Matrix Service Company	MTRX	NASDAQ	639.9	586.0
Versar, Inc.	VSR	AMEX	63.8	65.3
Ecology and Environment, Inc.	EEI	AMEX	$98.0	$49.7

Versar is the only public corporation that E & E can identify that is most like us in business scope and market capitalization. We have, therefore, deleted the following companies from our "peer group": (a) Arcadis NV, a major Dutch civil engineering firm that has acquired several American companies and whose primary business is infrastructure development; (b) Michael Baker Corp., that provides engineering and management consulting services primarily to the global energy industry; (c) CET Services, Inc., a small company that performs consulting and construction activities related to residential housing and water/wastewater in the U.S.A.; and (d) Matrix Service Co., that offers construction, repair and maintenance services to the downstream petroleum and power industries in North America.

We anticipate that Versar, Inc., will be the sole peer used for comparison in future years, while AMEX will remain the market index. In accordance with SEC requirements, we are including both Versar and the former five-company "peer group" in our Performance Chart this year.

Comparison of 5 Year Cumulative Total Return among Ecology and Environment, Inc., the AMEX Composite Index, and a Peer Group


$900
800
700
600
500
400
300
200
100
0
Ecology and Environment, Inc.
AMEX Composite
Peer Group
Versar, Inc.
* $100 invested on 7/31/02 in stock or index including reinvestment of dividends.
Fiscal year ending July 31.
7/02
7/03
7/04
7/05
7/06
7/07

	7/02	7/03	7/04	7/05	7/06	7/07
Ecology and Environment, Inc.	100.00	96.61	93.41	73.99	113.12	146.55
AMEX Composite	100.00	111.67	142.82	185.28	199.25	252.38
Peer Group	100.00	128.70	154.56	232.43	388.14	776.34
Versar, Inc.	100.00	106.25	141.67	150.69	147.92	370.83

Board of Directors

Gerhard J. Neumaier
President and Director

Frank B. Silvestro
Executive Vice President and Director

Gerald A. Strobel, P.E.
Executive Vice President of Technical Services and Director

Ronald L. Frank
Executive Vice President of Finance, Secretary, Treasurer, and Director

Gerard A. Gallagher, Jr.
Director

Harvey J. Gross
Director

Ross M. Cellino
Director

Timothy Butler
Director

Corporate Officers

Gerhard J. Neumaier
President

Frank B. Silvestro
Executive Vice President

Gerald A. Strobel, P.E.
Executive Vice President of Technical Services

Ronald L. Frank
Executive Vice President of Finance, Secretary, and Treasurer

Laurence M. Brickman, Ph.D.
Senior Vice President

Roger J. Gray
Senior Vice President

Fred J. McKosky, P.E.
Senior Vice President

Kevin S. Neumaier, P.E.
Senior Vice President

Ronald J. Skare
Senior Vice President

Nancy Aungst
Vice President

James B. Collins
Vice President

Kevin Donovan
Vice President

Gerard A. Gallagher, III
Vice President

Timothy J. Grady, P.E.
Vice President

Craig Hathaway, C.P.A.
Vice President of Finance

Cheryl A. Karpowicz
Vice President

Christopher L. Quina, P.G.
Vice President

Richard Rudy, P.G., C.P.G.
Vice President

George A. Rusk, J.D.
Vice President

Carmine A. Tronolone
Vice President

George W. Welsh
Vice President

Legal Counsel
Gross, Shuman, Brizdle & Gilfillan, P.C.
465 Main Street, Suite 600
Buffalo, New York 14203

Form 10-K
E & E's Annual Report including financial statements is for the general information of the Company's shareholders. It is not intended to be used in connection with any sale or purchase of securities.

Shareholders may obtain from the Company without charge a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission, including financial schedules, by sending a written request to:

Mr. Ronald L. Frank, Secretary
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086-1397

Stock Transfer Agent
American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
TEL: (212) 936-5100

Exchange Listing
American Stock Exchange
Ticker Symbol: EEI

Independent Auditor
Schneider Downs & Co., Inc.
1133 Penn Avenue
Pittsburgh, PA 15222

Corporate Offices
Buffalo Corporate Center
368 Pleasant View Drive
Lancaster, NY 14086-1397
TEL: (716) 684-8060
FAX: (716) 684-0844
E-MAIL: rfrank@ene.com
WEB: www.ene.com

Other Offices

Albany
Anchorage
Austin
Baton Rouge
Boulder
Chicago
Dallas
Greenville
Houston
Kansas City
Miami
New York City
Orlando
Pensacola
Portland
San Diego
San Francisco
Seattle
Tallahassee
Virginia Beach
Washington, DC
West Palm Beach

Subsidiaries

American Arab Aquaculture Company, Ltd. (Jordan)
Consortium of International Consultants, LLC
E & E Avila AGS Consulting Association
E & E Environmental Services, LLC (Russia)
E & E International, LLC (Russia)
E & E Umwelt-Beratung GmbH (Germany)
E & E Ward BMS Consulting Association
Ecology & Environment Engineering, Inc.
Ecology & Environment of Saudi Arabia Co., Ltd.
Ecology and Environment de Chile, S.A.
Ecology and Environment de Mexico, S.A. de C.V
ecology and environment do brasil, Ltda.
Ecology and Environment Eurasia (Russia)
Ecology and Environment International Services, Inc.
Ecology and Environment Limited (Ireland)
Ecology and Environment of Kazakhstan
Ecology and Environment South America, Inc. (Cayman Islands)
Ecology and Environment, S.A. (Venezuela)
Gestion Ambiental Consultores, S.A. (Chile)
Gustavson Associates, LLC
MiddleEast Environmental Consultants, LLC
Overstreet Orlando Mitigation Team, LLC
Serbiacios Ambiental Walsh, S.A. (Ecuador)
Tianjin Green Engineering Company (China)
Walsh Environmental Scientists & Engineers, LLC
Walsh Peru, S.A.


ecology and environment, inc.
International Specialists in the Environment

END